September 12, 2011

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

RE: MetLife Investors USA Insurance Company:
       MetLife Investors USA Separate Account A
       "Series VA-4"
       Initial Registration Statement filed on Form N-4
       File Nos. 811-03365 and 333-176676

       "Series L-4 Year"
       Initial Registration Statement filed on Form N-4
       File Nos. 811-03365 and 333-176666

       "Series C 2"
       Initial Registration Statement filed on Form N-4
       File Nos. 811-03365 and 333-176668

Dear Mr. Conner:

       The staff reviewed the above-referenced initial registration statements, all of
which the Commission received on September 2, 2011. We have given the registration
statements selective review. Based on our review, we have the following comments.
Unless another contract is identified, page references are to the pages in the courtesy
copy of the Series VA-4 prospectus marked against the prospectus in pre-effective
amendment no. 1 for the Series VA 2 contract, File No. 333-176374 ("Series VA 2
Prospectus") provided to the staff, and Item references are to the Item numbers set forth
in Form N-4.

       In addition, the comments provided below are based on our review of the Series
VA-4 contract and unless stated otherwise, apply to each of the two other filings listed
above.

GENERAL

1. Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (*e.g.*, pertaining to capitalization of the company) with third parties.

PROSPECTUS

2. Please revise the name of the contract to match that provided as the Class identifier, *e.g.*, for Series VA-4, contract identified in prospectus as "Series VA-4" but should be identified as "Series VA-4 2." Moreover, the contract name provided in the prospectus should be differentiated from the same contract name used in an existing contract.

3. **Index of Special Terms (page 5)**

Special terms should be defined in the text the first time they are used and also defined in the index. Once defined in the text and index, special terms should thereafter be upper cased/italicized whenever they appear in the prospectus. However, as contemplated during its review of the Series VA 2 Prospectus, the staff is willing to permit use of current format if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

4. For the Series C, as you have done on page 9, please place all footnotes at the bottom of page 8.

5. The disclosure under "Termination for Low Account Value" on page 18 should explain whether the election of any riders would negate or otherwise impact the company's termination right. However, as contemplated during its review of the Series VA 2 Prospectus, the staff is willing to permit use of current disclosure if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

6. **Accumulation Units (page 23)**

The first sentence of second paragraph under "Accumulation Units" on page 23 needs to be revised to avoid stating that the value of an AU will be determined "after the close of the NYSE," *i.e.*, it would be more accurate to say "as of" the close of the NYSE.

 Please also revise the last paragraph preceding the example to be more precise in terms of explaining what AUV will apply depending on when your purchase payment/transfer request is considered "received" and how that relates to when AU value is determined. *See* Item 10(c) which requires a description of "when calculations of accumulation unit value are made and that purchase payments are credited to a contract on the basis of accumulation unit value next determined after receipt of a purchase payment" (emphasis added).

7. For the Series C, based on the third sentence under "Replacement of Contracts" on page 21, please confirm that the absence of the disclosure provided under "Replacement of Contracts – Exchange Programs" on page 23 of the Series VA 2 Prospectus. It appears to the staff that the cited disclosure in general would still be applicable to the Series C contract despite its lack of a withdrawal charge.

8. For the Series C, please note the third sentence under "Dollar Cost Averaging Program" on page 27 indicating that the DCA is only available during the accumulation phase. Please confirm that this sentence, if applicable, has been added to the corresponding paragraph in the other filings.

9. Expenses (page 33)

a. The last sentence of the first paragraph under "Mortality and Expense Charge" on page 33 of the Series VA-4 prospectus specifically states that the charge applies during the income phase. Please confirm that this sentence, if applicable, has been added to the corresponding paragraph in the other filings.

b. The last paragraph under "Death Benefit Riders Charges" appearing on page 34 and under "Guaranteed Minimum Income Benefit – Rider Charge" appearing on page 35, both address whether "a pro rata portion of the rider charge" would be imposed depending on various events which would terminate each rider as described, respectively, on pages 62 and 49.

The staff suggests reconciling the first two lines and seventh line of the applicable paragraphs on page 34 and 35 with the event described, in item c) respectively, on pages 62 and 49. The staff also suggests that the parenthetical indicating a pro rata charge is applicable in the list on pages 62 be inserted in all applicable events identified on page 63 as well as page 49 (or not used at all).

c. Under "Reduction or Elimination of the Withdrawal Charge – General" on page 36, please confirm deletion of other disclosure provided in the corresponding paragraph on page 36 of the Series VA 2 Prospectus. This comment does not apply to the Series C filing.

10. Death Benefit (page 56)

The disclosure in "Restrictions on Investment Allocations if the EDB Max II Rider Terminates" on page 62 only addresses one situation: when the EDB Max II rider is terminated.

In contrast, the last two sentences under "Restrictions on Investment Allocations if the GMIB Max II Rider Terminates" on page 47 addresses two situations: when both riders are elected and only the GMIB Max II rider is terminated, or when both riders are elected and both riders are terminated.

Upon review of both paragraphs, the staff suggests adding disclosure to the applicable paragraph on page 47 explaining a third possible situation: when both riders are elected and the EDB Max II rider is terminated. Moreover, it would appear that the disclosure provided on page 47 would actually be equally if not more appropriate to have on page 63 given that the GMIB Max II must be elected in order to elect the EDB Max II, *i.e.*, would only have the situation where both riders have been elected and then the impact of terminating one or the other.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

11. For the Series C, please revise the SAI to reflect the fact that the contract does not impose a withdrawal charge, *e.g.*, delete ""Reduction or Elimination of the Withdrawal Charge" subsection on page 4 of the SAI, and revise applicable portions of the "Calculation of Performance Information" beginning on same page.

PART C

12. With respect to exhibits provided under Item 24.b, please note the absence of exhibits for the new version of certain riders available with the contract. Conversely exhibits of riders not available with this contract should be deleted.

13. Please provide powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

When applicable, please also revise Item 24.b.13. to reflect that the relevant powers of attorney have been "filed herewith" without incorporating by reference to any prior powers of attorney that do not apply to this filing.

14. **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

15. **Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products